SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	English translation of letter to the Buenos Aires Stock Exchange, dated July 5, 2010, regarding “Changes in the Company’s Top Management”

Item 1

Telefónica de Argentina S.A. Buenos Aires, July 5, 2010

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Changes in the Company’s Top Management

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of Chapter 3, Section 8, Resolution No. 368/01 of the Comisión Nacional de Valores (National Securities and Exchange Commission).

In this connection please be advised that Mr. Javier Roldán, until now Director of Corporate Business Segment, has become  Director of Corporate Business Segment for Telefónica Group at Latin America in Madrid. His replacement is Mr. José Luis Aiello Montes, until now Director of Strategy, Regulation, Quality and Wholesale Business Unit.

We will timely notify the name of the person who will be in charge of the Strategy, Regulation, Quality and Wholesale Business Unit of Telefónica de Argentina S.A.

Yours sincerely,

/s/ Mariano Javier Rodriguez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	July 6, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel